[redacted]

09057368

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interpacific Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2632 SECOND AVENUE

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY LUNDGREN (212) 400-7352

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan, LLP

(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY LUNDGREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERPACIFIC INVESTORS SERVICES, INC., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY D. HODKIN
COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 24, 2012
STATE OF WASHINGTON

Signature

PRESIDENT/PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Interpacific Investors Services, Inc. as of December 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 23, 2009

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	215,240
Securities owned, at market value		1,937,037
Interest and commissions receivable		81,867
Note receivable		86,753
Prepaid expenses and deposits		14,848
Deferred tax asset		300,000
	$	2,635,745
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to clearing organization	$	626,308
Payable to affiliates		62,512
Commissions payable		32,160
Securities sold, not yet purchased		4,800
Accounts payable and other liabilities		55,585
Total liabilities		781,365
Stockholders' equity		
Common stock, Class "A" voting, $.10 par value, 500,000 shares authorized, 52,541 issued and outstanding		5,254
Additional paid-in capital		2,577,540
Retained earnings (deficit)		(728,414)
		1,854,380
	$	2,635,745

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenue	
Commission income	$ 1,205,120
Net loss on sale of securities	(1,256,973)
Management services - related party	862,500
Interest income	682,873
Total revenue	1,493,520
Expenses	
Commissions	745,732
Office salaries and benefits	246,868
Interest	95,880
Rent	20,417
Clearing fees	64,125
Taxes and licenses	12,425
Professional fees	21,523
Office expenses and miscellaneous	36,767
Insurance and bonds	21,228
Total expenses	1,264,965
Net income	**$ 228,555**

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2007	$ 5,254	$ 2,577,540	$ (956,969)	$ 1,625,825
Net income			228,555	228,555
Balances, December 31, 2008	$ 5,254	$ 2,577,540	$ (728,414)	$ 1,854,380

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash Flows from Operating Activities		
Net income	$	228,555
Adjustments to reconcile net income to net cash from operating activities:		
Change in operating assets and liabilities		
Securities owned		(73,759)
Receivable from clearing organization		723,122
Interest and commissions receivable		12,543
Prepaid expenses and deposits		(6,469)
Payable to clearing organization		(491,425)
Payable to affiliates		(376,511)
Commission payable		(16,164)
Accounts payable and other liabilities		50,551
Net cash flows from operating activities		50,443
Cash Flow from Investing Activity		
Issuance of note receivable		(80,000)
Decrease in cash and cash equivalents		**(29,557)**
Cash Balance, beginning of year		244,797
Cash Balance, end of year	$	215,240
Supplemental Cash Flow Information		
Cash paid during year for interest	$	162,246

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Interpacific Investors Services, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company trades securities, primarily corporate and municipal bonds, for customers through independent sales representatives and trades and holds these types of securities for the Company's own account. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and other financial institutions. The Company has deposits in excess of federally insured limits.

Revenue Recognition

Securities transactions and the related commissions revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Fair Value Measurements of Securities Owned

Securities owned and securities sold, not yet purchased (short sales) are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three-levels, which prioritizes the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value measurement of these securities was determined as follows:

	Level 1	Level 2	Total
Corporate debt securities	$ -	$ 1,050,751	$ 1,050,751
Municipal debt securities		882,573	882,573
Corporate stocks	3,713		3,713
Total	$ 3,713	$ 1,933,324	$ 1,937,037

All debt securities are interest bearing.

One issuer (the finance company arm of an automotive manufacturer) of corporate debt securities (issuing many different debt securities) represents a total of 84% of the total corporate debt balance. Municipal debt issuers in three states represent a total of 67% of the total municipal debt balance.

Interest and Commissions Receivable

Interest and commissions receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables, and, based on its knowledge of those entities that owe it money, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2008, no allowance was considered necessary. If an allowance amount was established, any bad debt would be written off against it (when determined to be uncollectible). Of the total interest and commissions receivable balances, 66% was due from four organizations at December 31, 2008.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Most of the Company's deferred tax asset results from net operating loss tax carryforwards (which are net of a valuation allowance of $725,000 at December 31, 2008). The Company's effective provision (of $0) in these financial statements differs from the statutory provision as follows:

Statutory provision	$	77,700
Nontaxable municipal interest		(71,800)
Correction of prior year errors		21,300
Change in valuation allowance		(25,000)
Other		(2,200)
Effective provision	$	-

As of December 31, 2008, the Company has tax loss carryforwards of approximately $3,025,000, which will expire in the years 2017 through 2028.

The Company has elected to defer the application of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," for its year ended December 31, 2008. The Company reviews uncertain tax positions on a transaction by transaction basis and tax positions taken, or expected to be taken in future filings, in accordance with Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies".

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions that require clearing services and maintain its customer accounts on behalf of the Company. Amounts due to a clearing organization bear interest and the rate was 5% at December 31, 2008. The amounts are secured by securities owned. The total amount of interest paid to the clearing organization in 2008 was $87,207.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counterparty risk is minimized by trading only with other broker-dealers and clearing trades via the Fedwire and the Depository Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Related Party Transactions

The Company is affiliated with a few other companies through common control. The Company leases office space from an affiliated company on a month-to-month basis. The lease payments paid to this affiliated company amounted to $20,417 in 2008.

The Company provides management services to affiliated companies including accounting, leasing, and asset management. Management services income in 2008 was $862,500.

Payable to affiliates represents amounts due to an affiliated company. The affiliate charges interest at an adjusted federal funds rate (resulting in a rate of 1.48% at December 31, 2008). The interest expense recorded for the payable amounted to $8,672 in 2008.

The Company also uses furniture and equipment owned by one of the affiliated companies (without charge). Any charges that would be allocated to the Company are not material.

Note 5. Note Receivable

During 2008, an unrelated party issued a note receivable to the Company for $80,000. The note bears an interest rate of 12%. The principal and unpaid interest are due in March 2009. The interest receivable as of December 31, 2008, was $6,753 (and has been included with the note receivable balance).

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2008, was $100,000. At December 31, 2008, the Company had computed net capital of $1,163,014, which was in excess of the required net capital level by $1,063,014. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

SUPPLEMENTARY INFORMATION

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 1,854,380
Deductions		
Note receivable	$ (86,753)	
Prepaid expenses and deposits	(14,848)	
Deferred tax asset	(300,000)	
		(401,601)
Haircuts on security positions		
Securities owned		
Municipal debt securities	(131,900)	
Corporate debt securities	(157,308)	
Common stock	(557)	
		(289,765)
Net capital		1,163,014
Minimum net capital		100,000
Excess net capital		$ 1,063,014

COMPUTATION OF AGGREGATE INDEBTEDNESS

Checks written in excess of bank balance	$ 32,019
Payable to affiliates	62,512
Commissions payable	32,160
Securities, sold, not yet purchased	4,800
Accounts payable and other liabilities	23,566
Total aggregate indebtedness	$ 155,057

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	13%
Ratio of aggregate indebtedness to net capital	0.13 to 1

Interpacific Investors Services, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2008

Net capital per the broker's unaudited Focus Report, Part IIA	$ 1,201,684
Adjustments due to audit	
Decrease in various assets and liabilities	(27,690)
Increase in unallowable assets	(10,105)
Increase in haircut amount	(875)
Net capital per audit	$ 1,163,014

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Interpacific Investors Services, Inc. ("the Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, members, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 23, 2009

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

C O N T E N T S